September 23, 2019

Richard S. Stoddart
Chief Executive Officer
Innerworkings Inc.
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601

       Re: Innerworkings Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 14, 2019
           File No. 000-52170

Dear Mr. Stoddart:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products